SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002 Commission File Number 1-7274

Bell Canada
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7, (514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada – 2002 First Quarter Report

April 29, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition and results of operations (MD&A) for the first quarter of 2002 focuses on the results of operations and financial situation of Bell Canada (the Corporation), its subsidiaries and its investments in significantly influenced companies (collectively Bell Canada) and should be read in conjunction with the unaudited consolidated financial statements contained on pages 8 to 12.

Certain sections of this MD&A contain forward-looking statements with respect to Bell Canada. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. *For more details, refer to "Forward-Looking Statements" on page 7.*

Highlights

RECENT DEVELOPMENTS

On April 24, 2002, BCE Inc. (BCE) announced that it will cease further long-term funding to Teleglobe Inc. (Teleglobe). It is expected that Teleglobe will enter into negotiations with its debt holders to restructure its debt and will explore possibilities for a business combination and potential partnerships. These events raise doubts about Teleglobe's ability to continue as a going-concern. As a result, Bell Canada will be reviewing the carrying value of its investment in Teleglobe (accounted for on a cost basis). This will likely result in an impairment charge of approximately $1.4 billion. This impairment would be recorded as a charge to earnings.

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million from this transaction will be used by Bell Canada to reduce its existing debt.

OPERATIONAL HIGHLIGHTS

- Cellular and PCS subscribers grew by 24% compared to the first quarter of 2001 to 3,062,000. Net activations were 79,000 in the quarter, of which 89% were postpaid.
- Total Internet subscribers grew to 1,623,000, of which 785,000 were high-speed subscribers. High-speed subscribers grew by 88% over the first quarter of 2001 and by 14% over the fourth quarter of 2001. The broadband capacity on digital equivalent access lines increased by 80% compared to the first quarter of 2001 which reflected increased demand for data services.

FINANCIAL HIGHLIGHTS

Bell Canada's net earnings of $496 million decreased by $142 million compared with the same period in 2001, primarily due to:

- after-tax gains on the sale of investments that did not re-occur in the first quarter of 2002, consisting primarily of a $373 million gain on the sale of Sympatico-Lycos Inc. (Sympatico-Lycos) to BCE in the first quarter of 2001.

This decline was partially offset by:

- higher operating revenues which increased by 5% and were mainly driven by a 22% increase in wireless revenues, and a 16% increase in data revenues; and
- a higher EBITDA* margin (44.6% in the first quarter of 2002 compared to 43.6% for the same period last year) due mainly to productivity improvements; and
- the impact of restructuring and other charges that did not re-occur in the first quarter of 2002 of $143 million after tax.

Results of Operations

For the periods ended March 31 ($ millions)	**2002**	2001	% change
Operating revenues			
Local and access	**1,370**	1,339	2
Long distance	**569**	614	(7)
Wireless	**433**	354	22
Data	**851**	731	16
Terminal sales, directory advertising and other	**294**	322	(9)
Total operating revenues	**3,517**	3,360	5
Operating expenses	**1,950**	1,895	3
EBITDA	**1,567**	1,465	7
Net earnings	**496**	638	(22)

OPERATING REVENUES

Local and Access

For the periods ended March 31	**2002**	2001
Number of network access services (1) (in thousands)		
Residential	**7,675**	7,703
Business	**4,065**	4,115
Total	**11,740**	11,818
SmartTouch feature revenues (in $ millions)	**213**	198
Local market share (2) (Bell Canada territory only) (3)		
Residential	**98.7%**	99.6%
Business	**88.9%**	91.9%
Total	**95.1%**	96.8%

(1) Network access services represent the approximate number of lines in service at March 31.

(2) The loss of market share reflects facilities-based competition only.

(3) Bell Canada operating territory in Quebec and Ontario at March 31.

Local and access revenues increased by $31 million for the first quarter of 2002 compared with the first quarter of 2001, mainly due to higher consumer terminal sales and higher **SmartTouch**™ feature revenues, partially offset by lower carrier access tariff revenues.

Consumer terminal sales increased by 42% compared to the first quarter of 2001, mainly due to higher wireless and ExpressVu product sales. Bell Distribution Inc. (BDI), through its Bell World locations, is a major distributor of Bell ExpressVu products. Bell ExpressVu is a wholly-owned entity of BCE.

* Earnings before interest expense, income taxes, depreciation and amortization and excluding net benefit plans credit and restructuring and other charges. EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similar measures presented by other issuers. Bell Canada uses EBITDA, among other measures, to assess its operating performance.

The growth in SmartTouch feature revenues of 8% reflected higher average monthly revenues per customer mainly as a result of price increases and a greater number of features in service.

The decrease in carrier access tariffs revenues of 34% in the first quarter of 2002, reflected a change by the Canadian Radio-television and Telecommunications Commission (CRTC), to the definition of the subsidy required to local service in high cost serving areas. The change in definition resulted in a reduction in subsidy provided to telecommunications service providers providing service to high cost areas, and a corresponding reduction in subsidy collected from telecommunication service providers.

Long Distance

For the periods ended March 31	2002	2001
Conversation minutes (in millions)	**3,748**	3,612
Average long distance revenue per minute (in cents)	**13.4**	14.7
Market share (% based on revenues) (1)	**61.8%**	61.5%

(1) Bell Canada operating territory in Quebec and Ontario at March 31.

Long distance revenues declined by $45 million in the first quarter of 2002 compared to the first quarter of 2001, primarily due to decreases in both long distance voice revenues and settlement revenues.

The decrease in long distance voice revenues in the first quarter of 2002 reflected a 9% decrease in average long distance revenues per minute to 13.4 cents per minute, primarily due to continuing competitive pricing pressures, partially offset by higher services volumes, as measured in conversation minutes.

The reduction in long distance settlement revenues in the first quarter of 2002 resulted primarily from lower settlement rates across all streams (domestic, U.S. and overseas).

Wireless

For the periods ended March 31	2002	2001	% change
Cellular and PCS			
Net activations (in thousands)			
Prepaid	**9**	52	(83)
Postpaid	**70**	47	49
Total	**79**	99	(20)
Total subscribers (1) (in thousands)			
Prepaid	**913**	747	22
Postpaid	**2,149**	1,732	24
Total	**3,062**	2,479	24
Average revenue per subscriber ($/month)	**44**	44	-
Prepaid	**12**	13	(8)
Postpaid	**58**	57	2
Usage per subscriber (min/month)	**181**	159	14
Postpaid churn rate (2)	**1.5%**	1.3%	n.m.

(1) At March 31

(2) Average per month

n.m.: not meaningful

The growth in wireless revenues of $79 million in the first quarter of 2002 compared with the same period last year was primarily driven by a 24% increase in the cellular and PCS subscriber base. The results reflect the continued focus on postpaid activations, which accounted for 89% (up 49% from last year) of total net activations for the first quarter of 2002.

The average revenue per cellular and PCS subscriber remained relatively flat in the first quarter of 2002. Postpaid average revenue per subscriber has increased due to focus on value added pricing in features, bundled rate plans and system access fees, offset by a decline in Prepaid average revenue per subscriber.

Data

For the periods ended March 31	**2002**	2001	% change
Data revenues (in $ millions)			
Legacy [1]	**433**	472	(8)
Non-legacy [2]	**418**	259	61
Total	**851**	731	16
Equivalent access lines (in thousands) - Bell Canada territory only			
Digital equivalent access lines [3]	**3,815**	3,445	11
Broadband equivalent access lines [4]	**9,431**	5,249	80
Internet subscribers (in thousands)			
High-speed (DSL)	**785**	418	88
Dial-up [5]	**838**	760	10
Total	**1,623**	1,178	38

(1) Legacy data revenues include digital transmission services such as **Megalink**™, network access for Integrated Services Digital Network (ISDN) and Data, as well as competitive network services and the sale of inter-networking equipment.

(2) Non-legacy data revenues include national and regional IP/Broadband data, managed network services, e-commerce and Internet services.

(3) Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines.

(4) Broadband equivalent access lines are derived by converting higher capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

(5) Dial-up subscribers include consumer and business subscribers, at March 31. Dial-up subscribers for the first quarter of 2001 have been restated to reflect dial-up access subscribers only. Previously reported amounts reflected both dial-up and features subscribers.

Data revenues increased by 16% in the first quarter of 2002 compared to the first quarter of 2001 and reflected growth across most product lines. Specifically, the increase in data revenues was primarily driven by the growth in the sales of IP/Broadband services which increased by 51%, increased dial-up and high-speed Internet revenues as well as increased sales of inter-networking equipment and cabling, partially offset by a decrease in access and digital transmission services, mainly in Megalink.

The increased IP/Broadband services revenues were mainly due to the higher demand for these types of services by Bell Canada's customers as well as efforts made by Bell Canada to increase its penetration of the IP/Broadband services market. Consequently, Bell Canada's Broadband and Digital equivalent access lines network capacity increased by 80% and 11%, respectively, when compared to the first quarter of 2001.

Contributing to the increase in Internet related revenues was the 38% growth in Internet subscribers. Internet subscribers' net additions of approximately 445,000 over the first quarter of 2001 were mainly due to an increase in the level of advertising and promotions since June 2001. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at March 31, 2002, compared to approximately 38% at March 31, 2001.

EBITDA

EBITDA in the first quarter of 2002 increased by $102 million compared to the first quarter of 2001. The growth in EBITDA was partly attributable to higher wireless and data operating revenues. However, there were increased costs associated with such revenue growth.

EBITDA margins increased mainly due to productivity improvements, lower long distance settlement payments made to other carriers as well as a reduction in the contribution paid to subsidize local service in high cost serving areas.

BELOW EBITDA EXPENSES AND OTHER INCOME

Net benefits plan credit

The net benefits plan credit decreased by $23 million to $13 million in the first quarter of 2002 compared to the first quarter of 2001. The decrease reflected a lower return on Bell Canada's pension plan assets in 2001 than expected, and a lower expected rate of return on pension plan assets for 2002.

Depreciation and Amortization

Depreciation and amortization expense of $582 million in the first quarter of 2002 decreased by $1 million compared to the first quarter of 2001. The decrease was primarily due to a reduction in the goodwill amortization of $9 million (refer to Accounting Changes), partially offset by the increase in depreciation expense associated with a higher capital asset base over last year.

Interest Expense

Interest expense of $203 million in the first quarter of 2002 increased by $10 million compared with the same period last year. The increase was due to higher average debt levels in the first quarter of 2002 compared to the same period in 2001 (refer to "Financing Activities").

Equity in Net Earnings of Significantly Influenced Companies

Equity in net earnings of significantly influenced companies of $14 million in the first quarter of 2002 increased by $11 million compared to the first quarter of 2001, mainly due to higher equity earnings from Aliant.

Megalink is a trade-mark of Stentor Resource Centre Inc.

Other Income (Expenses)

Other income (expenses) decreased by $352 million, compared to the first quarter of 2001, primarily due to the recognition of gains on disposal of certain investments in the first quarter of 2001. On January 9, 2001, Bell Canada sold, through its subsidiary Bell ActiMedia, its 71% interest in Sympatico-Lycos, a Canadian Web communications commerce and media company which operates a business-to-consumer portal, to BCE for total proceeds of $425 million which resulted in a gain of $373 million. Additionally, in the first quarter of 2001, Bell ActiMedia sold its interest in Telecom Directories Limited (TDL) of Hong Kong for total proceeds of $63 million, resulting in a gain of $37 million. As well, foreign exchange expense in the first quarter of 2002 was lower than the same period last year due to improvement in the quarterly U.S. foreign exchange rate.

Income Taxes

Income taxes of $309 million increased by $111 million compared to 2001, due mainly to increased earnings from operations before income taxes and non-controlling interest and to the $373 million Sympatico-Lycos gain realized in 2001 which had a non-taxable treatment. Excluding the Sympatico-Lycos gain, Bell Canada's effective tax rate of 42.4% for 2001 decreased in 2002 to an effective tax rate of 38.2%, mainly due to the decrease in corporate income tax rates legislated by the Federal and Ontario governments during the second quarter of 2001.

NET EARNINGS

Net earnings decreased by $142 million in the first quarter of 2002 to $496 million. Net earnings decreased due to a decrease in other income relating to the sale of investments (Sympatico-Lycos and TDL of Hong Kong), a decrease in the net benefits plan credit and higher interest expenses partially offset by higher EBITDA. Results in 2002 were also positively impacted as there were no restructuring and other charges in the first quarter of 2002.

Excluding the 2001 first quarter net impact of the gains on the sale of Sympatico-Lycos and TDL of Hong Kong of $373 million and $25 million after tax, respectively, and the 2001 first quarter restructuring and other charges of $143 million after tax, net earnings for the first quarter of 2002 increased by $113 million or 30% compared to the same period last year.

Liquidity and Capital Resources

The principal components of Bell Canada's consolidated cash flows are shown below:

For the periods ended March 31 ($ millions)	**2002**	2001
Cash flows from operating activities	**730**	660
Cash flows used in investing activities	**(666)**	(1,070)
Cash flows from financing activities	**11**	476

OPERATING ACTIVITIES

Cash flows generated from operating activities were $70 million higher in the first quarter of 2002 compared to the same period last year. The increase for the first quarter of 2002 was due to higher cash earnings from operations partially offset by higher working capital requirements.

INVESTING ACTIVITIES

Cash flows used in investing activities for the first quarter of 2002 decreased by $404 million compared to the same period last year. The change was mainly attributable to a lower level of capital expenditures in 2002 partially offset by lower proceeds from the sale of investments (the sale of Sympatico-Lycos and TDL of Hong Kong in 2001).

Capital expenditures decreased by $871 million in the first quarter of 2002 compared to the first quarter of 2001. The decrease was mainly related to the Bell Mobility acquisition of 20 new PCS spectrum licences for approximately $720 million in the first quarter of 2001. Excluding the PCS spectrum licenses acquisition, capital expenditures decreased by $151 million.

FINANCING ACTIVITIES

Cash flows from financing activities were $11 million compared with cash flows from financing activities of $476 million for the first quarter of 2001. The decreased cash flow was explained by:

- greater dividend payments;
- lower proceeds from the net issuance of long-term debt in 2002;
- decreased proceeds from the net issuance of preferred shares in 2002; and
- lower levels of notes payable and bank advances.

partially offset by:

- *the partial repayment of equity-settled notes in the amount of $425 million in 2001.*

Issuance and Repayment of Long-Term Debt

During the first quarter of 2002, Bell Canada issued $900 million of MTN Debentures pursuant to its medium-term debenture program. The proceeds from the issuance of the MTN Debentures were mainly used to repay short-term debt. MTN issues were as follows:

MTN Issues

($ millions) Series	Maturity	Interest rate %	**Principal**
Series M-13	April 12, 2012	6.25	**500**
Series M-14	February 23, 2032	7.30	**400**
Total			**900**

During the first quarter of 2002, Bell Canada repaid long-term debt totalling $338 million. The entire debt repayment was for the note payable to BCH.

Other financing activities

On June 12, 2001, Bell Canada filed, with all Canadian provincial securities regulatory authorities, a prospectus supplement to a short form shelf prospectus dated June 11, 2001, in order to offer up to $3 billion of MTN Debentures from time to time over a two-year period. The remaining unused portion of the shelf prospectus was at $1.4 billion as at March 31, 2002.

As at March 31, 2002, outstanding third party commercial paper represented by Class A Notes totalled approximately $27 million. Class A Notes issuable under the Corporation's commercial paper program are supported by committed lines of credit, extended by several banks, totalling approximately $945 million. As well, as at March 31, 2002, Bell Canada had approximately $20 million of Class E Notes outstanding. Class E Notes are not supported by any committed lines of credit but are instead extendable, at the Corporation's option, in certain circumstances. The maximum principal amount of Class E Notes that may be outstanding at any one time may not exceed $400 million.

CREDIT RATINGS

	Moody's (1)	DBRS (2)	S&P (3)
Unsecured Senior Debentures	A-2	A (high)	A+
Subordinated Debentures	A-3	A (low)	A
Commercial Paper	P-1	R-1 (mid)	A-1 (mid)
Extendable Commercial Notes	-	R-1 (mid)	A-1 (mid)
Preferred Shares	-	Pfd-2 (high)	P-1 (low)

(1) Moody's Investors Service placed Bell Canada's ratings under review for possible downgrade on April 24, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) confirmed its ratings on April 24, 2002.

(3) Standard & Poor's (S&P) (a division of The McGraw-Hill Companies Inc.) confirmed its ratings on April 11, 2002.

Regulatory Decisions

The CRTC reviewed the current price caps regime in a proceeding which was completed in 2001. The CRTC's decision which is expected by the end of May 2002, will set the terms and conditions for the new price caps regime. The terms of the price caps regime will govern the pricing flexibility for local exchange and wholesale services that the Corporation will have going forward. The Corporation believes that its proposals provide a proper balance between the interests of consumers and the interests of competitors by establishing the necessary foundation for the further evolution of local service competition and the achievement of the ultimate goal of full facilities-based competition in all telecommunications markets. However, there is no assurance that the CRTC will accept the Corporation's proposals and the Corporation cannot predict the final impact of the CRTC's decision on the Corporation.

Accounting Changes

Effective January 1, 2002, Bell Canada adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1581, *Business Combinations,* and 3062, *Goodwill and Other Intangible Assets.* The standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Bell Canada is currently evaluating the impact of the transitional impairment test and has therefore not yet completed the assessment of the quantitative impact on its financial statements.

Effective January 1, 2002, Bell Canada also adopted the revised recommendations of CICA Handbook Section 1650, *Foreign Currency Translation.* The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect of adopting the new recommendations as at January 1, 2002, was to decrease Investments in significantly influenced companies by $7 million, decrease Deferred charges and other assets by $124 million, decrease Future income tax liability by $23 million, and decrease Retained earnings by $108 million.

Bell Canada also adopted the new recommendations of CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments*, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. Bell Canada has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE's common shares at the date of grant over the amount an employee must pay to acquire the common shares. Had compensation cost for Bell Canada's stock options been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma net earnings would have amounted to $495 million for the three months ended March 31, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended March 31, 2002: dividend yield of 3.2%, expected volatility of 30%; risk-free interest rate of 4.7%; and expected lives of 4.5 years. The weighted average fair value of options granted in the three months ended March 31, 2002 was $8.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of Bell Canada. These forward-looking statements relate to the future financial condition, results of operations or business of Bell Canada. These statements may be based on current expectations and estimates about the markets in which Bell Canada operates and management's beliefs and assumptions regarding these markets. In some cases forward-looking statements may be identified by words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A and in such other written or oral statements which may subsequently be made may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed in the Annual Information Form for the year ended December 31, 2001 (Annual Information Form) under the heading "Forward-Looking Statements". All of such risk factors outlined in the Annual Information Form are incorporated herein by reference. In addition, other risk factors relating to forward-looking statements made in this MD&A are outlined in this MD&A. Forward-looking statements contained in this MD&A represent Bell Canada's expectations and intentions as of the date hereof. Bell Canada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any mergers, acquisitions, other business combinations, divestitures or other transactions that may be announced or completed after such statements are made.

Consolidated Statements of Operations (unaudited)

For the three months ended March 31 ($ millions)	2002	2001
		Restated (see Note 1)
Operating revenues		
Local and access	**1,370**	1,339
Long distance	**569**	614
Wireless	**433**	354
Data	**851**	731
Terminal sales, directory advertising and other	**294**	322
Total operating revenues	**3,517**	3,360
Operating expenses		
Operating expenses	**1,950**	1,895
Net benefit plans credit	**(13)**	(36)
Depreciation and amortization	**582**	583
Restructuring and other charges	**–**	239
Total operating expenses	**2,519**	2,681
Operating income	**998**	679
Interest expense – long-term debt	**(194)**	(174)
– other debt	**(9)**	(19)
Total interest expense	**(203)**	(193)
Equity in net earnings of significantly influenced companies	**14**	3
Other income (expense)	**(1)**	351
Earnings before income taxes and non-controlling interest	**808**	840
Income taxes	**(309)**	(198)
Non-controlling interest	**(3)**	(4)
Net earnings	**496**	638
Dividends on preferred shares	**(16)**	(11)
Interest on equity-settled notes	**(13)**	(21)
Net earnings applicable to common shares	**467**	606

Consolidated Statements of Retained Earnings (unaudited)

For the three months ended March 31 ($ millions)	2002	2001
		Restated (see Note 1)
Balance at beginning of period, as previously reported	**709**	454
Adjustment for change in accounting policy (Note 1)	**(108)**	(78)
Balance at beginning of period, as restated	**601**	376
Net earnings	**496**	638
	1,097	1,014
Dividends – Preferred shares	**(16)**	(11)
– Common shares	**(391)**	(290)
	(407)	(301)
Interest on equity-settled notes	**(13)**	(21)
Other	**(1)**	(1)
	(421)	(323)
Balance at end of period	**676**	691

Consolidated Balance Sheets (unaudited)

($ millions)	March 31 2002	December 31 2001
		Restated (see Note 1)
ASSETS		
Current assets		
Accounts receivable	**2,335**	2,150
Other current assets	**683**	590
Total current assets	**3,018**	2,740
Investments in significantly influenced companies	**1,186**	1,175
Investments at cost	**1,455**	1,462
Capital assets	**15,722**	15,585
Future income tax asset	**193**	191
Deferred charges and other assets	**2,129**	2,097
Goodwill	**1,279**	1,279
Total assets	**24,982**	24,529
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**153**	228
Accounts payable and accrued liabilities	**2,762**	2,773
Debt due within one year (1)	**1,435**	1,669
Total current liabilities	**4,350**	4,670
Long-term debt	**9,661**	9,041
Future income tax liability	**120**	83
Other long-term liabilities	**1,815**	1,775
Total liabilities	**15,946**	15,569
Non-controlling interest	**146**	145
Shareholders' equity		
Preferred shares	**1,100**	1,100
Equity-settled notes	**2,068**	2,068
Common shares (2)	**4,673**	4,673
Contributed surplus	**367**	367
Retained earnings	**676**	601
Currency translation adjustment	**6**	6
Total shareholders' equity	**8,890**	8,815
Total liabilities and shareholders' equity	**24,982**	24,529

(1) At December 31, 2001, debt due within one year included $351 million due to related companies.

(2) At March 31, 2002 and December 31, 2001, 348,316,829 common shares were outstanding.

Consolidated Statements of Cash Flows (unaudited)

For the three months ended March 31 ($ millions)	2002	2001
		Restated (see Note 1)
Cash flows from operating activities		
Net earnings	**496**	638
Adjustments to reconcile net earnings to cash flows from operating activities:		
Depreciation and amortization	**582**	583
Restructuring and other charges	**–**	231
Net gains on disposal of investments	**–**	(410)
Future income taxes	**35**	(2)
Other items	**(19)**	(40)
Change in non-cash working capital components	**(364)**	(340)
	730	660
Cash flows from investing activities		
Capital expenditures	**(665)**	(1,536)
Investments	**(3)**	(50)
Proceeds from sale of investments	**–**	481
Other items	**2**	35
	(666)	(1,070)
Cash flows from financing activities		
Dividends paid on common and preferred shares	**(306)**	(254)
Interest on equity-settled notes	**(13)**	(24)
Increase (decrease) in notes payable and bank advances	**(244)**	89
Issue of long-term debt	**909**	898
Repayment of long-term debt	**(351)**	(20)
Issue of preferred shares	**–**	347
Redemption of preferred shares	**–**	(135)
Repayment of equity-settled note	**–**	(425)
Other items	**16**	-
	11	476
Net decrease in bank indebtedness	**75**	66
Bank indebtedness at beginning of period	**(228)**	(206)
Bank indebtedness at end of period	**(153)**	(140)

Notes to the Consolidated Financial Statements (unaudited)

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out on pages 14 to 30 of Bell Canada's 2001 Financial Information.

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended December 31, 2001, except as noted below. Certain comparative figures in these consolidated financial statements have been reclassified to conform to the current period presentation.

Recent Pronouncements

Effective January 1, 2002, Bell Canada adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets*. The standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Bell Canada is currently evaluating the impact of the transitional impairment test and has therefore not yet completed the assessment of the quantitative impact on its financial statements.

Effective January 1, 2002, Bell Canada also adopted the revised recommendations of CICA Handbook Section 1650, *Foreign Currency Translation*. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect of adopting the new recommendations as at January 1, 2002, was to decrease Investments in significantly influenced companies by $7 million, decrease Deferred charges and other assets by $124 million, decrease Future income tax liability by $23 million, and decrease Retained earnings by $108 million.

Bell Canada also adopted the new recommendations of CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments*, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. Bell Canada has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE's common shares at the date of grant over the amount an employee must pay to acquire the common shares. Had compensation cost for Bell Canada's stock options been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma net earnings would have amounted to $495 million for the three months ended March 31, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended March 31, 2002: dividend yield of 3.2%, expected volatility of 30%; risk-free interest rate of 4.7%; and expected lives of 4.5 years. The weighted average fair value of options granted in the three months ended March 31, 2002 was $8.

Note 2. Adjusted net earnings

The impact to Bell Canada of no longer amortizing goodwill into earnings (Note 1) is as follows:

For the three months ended March 31 ($ millions)	**2002**	2001
Net earnings, as reported	**496**	638
Amortization expense on goodwill	**–**	9
Net earnings, adjusted	**496**	647

Note 3. Subsequent events

Significant Development at Teleglobe Inc. (Teleglobe)

The unaudited consolidated interim financial statements as of March 31, 2002 include the Corporation's $1.4 billion investment in Teleglobe accounted for on a cost basis.

On April 24, 2002, BCE Inc. announced that it will cease further long-term funding to Teleglobe. It is expected that Teleglobe will enter into negotiations with its debt holders to restructure its debt and will explore possibilities for a business combination and potential partnerships. These events raise doubts about Teleglobe's ability to continue as a going-concern. As a result, Bell Canada will be reviewing the carrying value of its investment in Teleglobe. This will likely result in an impairment charge of approximately $1.4 billion. This impairment would be recorded as a charge to earnings.

Notes to the Consolidated Financial Statements (unaudited) (continued)

Creation of Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million from this transaction will be used by Bell Canada to reduce its existing debt.

Formation of Bell West Inc.

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Note 4. Segmented information

Consistent with the prior year, Bell Canada reflects its results under a single reportable operating segment.

This document has been filed by Bell Canada with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE Inc.'s Web site at **www.bce.ca** or is available upon request from:

Mailing address
Bell Canada
Corporate Communications
1000, rue de La Gauchetière O.
Bureau 3700
Montréal (Québec)
H3B 4Y7

e-mail address
forum@bell.ca

Investor Relations
Tel: 1 800 339-6353
Fax: (514) 786-3970

For additional copies of these statements, please call 1 888 932-6666.
Pour obtenir un exemplaire français des états financiers, composez le 1 888 932-6666.

02-04 4340E-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada

Michael T. Boychuk
Vice-President and Treasurer

Date: May 8, 2002